Amy Latkin Vice President and Senior Counsel w: 212.224.1840 amy.latkin@mutualofamerica.com

April 15, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Attn: Mr. Chris Bellacicco

Re: Comments on Post-Effective Amendment No. 68 under the Securities Act of 1933 and No. 69 under the Investment Company Act of 1940 (the “1940 Act”) to the Registration Statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2024 (the “MoA Funds Registration Statement”) of MoA Funds Corporation (fka Mutual of America Investment Corporation) (File Nos. 033-06486 and 811-05084) (the “Registrant”)

Dear Mr. Bellacicco:

On behalf of the Registrant, set forth below are responses to comments you provided by telephone to me and my colleague, Brie Steingarten, on April 11, 2024, concerning the MoA Funds Registration Statement.

Set forth below are your comments with the Registrant’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed with the Commission under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2024.

Comment 1

MoA Equity Index Fund

The Commission staff notes that the Fund’s Principal Investment Strategies disclosure states, “The Fund will typically concentrate its investments in an industry or group of industries to the extent that index being tracked is also so concentrated.”

(a) Please supplementally explain why “concentrates” is qualified by “typically,” as it appears to reserve discretion as to when the Fund will concentrate to the extent that the index is concentrated.

(b) Please also disclose whether the index being tracked is currently concentrated and if so, disclose the specific industry or group of industries in which the index is concentrated.

Please note that both parts of this comment also apply to the MoA Small Cap Equity Index Fund, MoA Mid Cap Equity Index Fund, and MoA Catholic Values Index Fund.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Response 1

(a) As noted in the Principal Investment Strategies in the Additional Information on Fund Objectives, Principal Investment Strategies and Principal Investment Risks section, the Fund attempts to fully replicate the index that it is tracking. However, “typically” is included prior to “concentrates” in the event that the Fund is unable to fully replicate the index, as may be the case from time to time.

(b) As of December 31, 2023, none of the referenced indices were concentrated in any single industry.

Comment 2

MoA All America Fund

The Commission staff notes that the Principal Investment Strategies disclosure includes several references to the S&P 500 Index even though the Fund seeks to outperform the Russell 3000 Index. Please revise the disclosure or supplementally discuss why both indexes are referenced.

Response 2	The Registrant notes that the Principal Investment Strategies disclosure explains that approximately 50% to 70% of the Fund’s total assets are passively invested in a selection of stocks (principally large cap stocks) selected from the 500 common stocks included in the S&P 500 Index and that approximately 30% to 50% of the Fund’s total assets are actively managed and invested in small-cap and mid-cap stocks. The Registrant also notes that the Fund, through its collective investments in small-cap and mid-cap stocks as well as the selections from the S&P 500 Index, seeks to outperform the Russell 3000 Index, which is an index comprised of large-cap, mid-cap and small-cap stocks.

Comment 3

MoA All America Fund

The Commission staff notes that the Fund’s Principal Investment Risks include “Concentration risk: The chance that the stocks of a particular industry or group of industries will decline because of adverse developments affecting that industry. Because the Fund concentrates its assets in certain industries to the same extent that the S&P 500 Index does, the Fund bears concentration risk.”

The Commission staff also notes that Fundamental Investment Restriction #6, included in the Fund’s Statement of Additional Information, states that the Fund has a policy not to invest more than 25% of its assets in the securities of issuers in any one industry. Please reconcile the discrepancy.

Response 3	The Registrant respectfully submits that the referenced strategy language merely conveys that the Fund expects that the 50% to 70% sleeve of the Fund that is invested in a manner to replicate, to the extent practicable and cost effective, the weightings of the stocks in the S&P 500 Index will have the same percentage exposure to the sectors and industries represented in the S&P 500 Index as the S&P 500 Index itself.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

The Fund separately confirms that the Fund as a whole is not concentrated in any one industry in accordance with its Fundamental Investment Restriction #6.

The Fund nevertheless intends to clarify the cited strategy language.

The Registrant will revise the Concentration Risk disclosure as follows: “Concentration risk: Certain funds may concentrate in the securities of issuers in a particular industry, group of industries or sector. Because such a fund may invest significantly in securities of issuers in a particular industry, group of industries or sector, the Fund’s performance depends to a greater extent on the overall condition of that industry, group of industries or sector and is more susceptible to events affecting and the risks of issuers operating in that industry, group of industries or sector.”

Comment 4

MoA Small Cap Value Fund

The Commission staff notes that the Fund’s Principal Investment Strategies disclosure states, “The Fund will typically concentrate its investments in an industry or group of industries, generally to the extent that its benchmark index is also so concentrated.”

(a) Similar to the previous comment, the Commission staff notes that Fundamental Investment Restriction #6, included in the Fund’s Statement of Additional Information, states that the Fund has a policy not to invest more than 25% of its assets in the securities of issuers in any one industry. Please discuss how the aforementioned Principal Investment Strategies disclosure is consistent with Fundamental Investment Restriction #6.

(b) The Commission staff notes that the MoA Small Cap Value Fund does not appear to be an index fund. Please supplementally explain why the Fund’s policy to concentrate in an industry or group of industries generally to the extent that its benchmark index is also concentrated does not allow the Fund to concentrate in an industry or group of industries impermissibly.

Please note that both parts of this comment also apply to the MoA Small Cap Growth Fund and MoA Mid Cap Value Fund.

Response 4

Each of the Funds will revise the referenced strategy language as follows:

The Fund may invest significantly in investments in a particular industry, group of industries or sector, particularly at times when issuers in such industry, group of industries or sector represent a significant portion of the Fund’s benchmark index.

Comment 5

MoA Small Cap Growth Fund

The Principal Investment Strategies disclosure in the Summary Section states, “Currently, the Fund has a concentration in the stocks of healthcare and technology companies.” The Commission staff notes that health care industry risk is included in the Principal Investment Risks in the Summary Section, but technology industry risk is not included. Please revise so that the Principal Investment Strategies and Principal Investment Risks are consistent in this regard.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Response 5	As of December 31, 2023, 24.2% of the Small Cap Growth Fund was invested in the healthcare sector and 23.5% of the Fund was invested in the information technology sector. The Registrant will revise the Principal Investment Risks disclosure to add technology sector risk.

Comment 6

MoA Small Cap Equity Index Fund

The Commission staff notes that a footnote to the table captioned Annual Fund Operating Expenses in the Summary Section states, “This contractual obligation may not be terminated before April 30, 2024.” Please update the date through which the waiver will extend, as any waiver included in the fee table is required to extend for no less than one year from the effective date of the Fund’s registration statement.

Response 6	The disclosure will be revised as follows: “This contractual obligation may not be terminated before April 30, 2025.”

Comment 7

MoA Catholic Values Index Fund

(a) The Commission staff notes that a footnote to the table captioned Annual Fund Operating Expenses in the Summary Section states, “This contractual obligation may not be terminated before April 30, 2024.” Please update the date through which the fee waiver will extend.

(b) Please confirm whether the table captioned Annual Fund Operating Expenses should be revised to reflect the waiver discussed in the footnote to the table.

Response 7

(a) The disclosure will be revised as follows: “This contractual obligation may not be terminated before April 30, 2025.”

(b) The table captioned Annual Fund Operating Expenses will be updated to reflect the waiver noted in the footnote to the table.

Comment 8

MoA Clear Passage 2065 Fund

The Commission staff notes that a footnote to the table captioned Annual Fund Operating Expenses in the Summary Section states, “This contractual obligation may not be terminated before April 30, 2024.” Please update the date through which the fee waiver will extend.

Response 8	The disclosure will be revised as follows: “This contractual obligation may not be terminated before April 30, 2025.”

Comment 9

Small Cap Growth Fund

The Commission staff notes that the Principal Investment Strategies disclosure in the section Additional Information on Fund Objectives, Principal Investment Strategies and Principal Investment Risks states, “Currently, the Fund has a concentration in the stocks of health care companies.” The Commission staff notes that the Principal Investment Strategies disclosure in the Summary Section states, “Currently, the Fund has a concentration in the stocks of healthcare and technology companies.”

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Please revise so that the Principal Investment Strategies in the Summary Section and the Additional Information on Fund Objectives, Principal Investment Strategies and Principal Investment Risks section are consistent in this regard.

Response 9	As stated in Response 5, as of December 31, 2023, 24.2% of the Fund was invested in the healthcare sector and 23.5% of the Fund was invested in the information technology sector. The Registrant will revise the Principal Investment Strategies disclosure in the Additional Information on Fund Objectives, Principal Investment Strategies and Principal Investment Risks section to state, “The Fund has a concentration in the stocks of issuers in the healthcare and technology sectors.”

Response 10	Please confirm that the consent of the independent registered public accounting firm will be filed by amendment.

Response 10	The Registrant confirms that KPMG LLP’s consent will be included with the 485(b) filing.

We believe that this submission responds fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com